SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 001-14483
_____________________________________

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant’s name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELEMIG CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.
Notice to the Market dated September 30, 2009 regarding the results of the auctions on the BM&FBOVESPA on September 24, 2009 and September 29, 2009 of the sale of the fractional shares resulting from the corporate restructuring of Vivo Participações S.A. and its subsidiaries.

Item 1

VIVO PARTICIPAÇÕES S.A. (“VIVO PART”) RELEASES THE RESULTS OF THE AUCTIONS ON THE BM&FBOVESPA OF VIVO PART’S FRACTIONAL SHARES RESULTING FROM THE CORPORATE RESTRUCTURING (THE “CORPORATE RESTRUCTURING”) OF VIVO PART AND ITS SUBSIDIARIES APPROVED AT THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS ON JULY 27, 2009

São Paulo, Brazil - September 30, 2009 -  Vivo Participações S.A. (BOVESPA: VIVO3 (common), VIVO4 (preferred); NYSE:  VIV), releases below the total number of common shares and preferred shares that were sold in the auctions on the BM&FBOVESPA, as well as the corresponding net amount per share to be credited to shareholders pro rata for the fractional shares they held before the auction.

Auction of September 24, 2009
Symbol	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share Realized (1)
VIVO3	common shares	54,169	54,100	R$ 40.95279
VIVO4	preferred shares	42,595	23,700	R$ 43.23960

Auction of September 29, 2009
Symbol	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share Realized (1)
VIVO3	common shares	69	69	R$ 40.47346
VIVO4	preferred shares	18,895	18,895	R$ 43.13964

Total
Symbol	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share Realized (1)
VIVO3	common shares	54,169	54,169	R$ 40.95218
VIVO4	preferred shares	42,595	42,595	R$ 43.19525

(1)   Amounts net of broker fees, settlement fees and other fees.

The proceeds of the sale of the common shares and preferred shares in the auctions will be made available to shareholders who were entitled to fractional shares of Vivo Part as a result of the Corporate Restructuring beginning on October 6, 2009, in the following manner:

(a) Shareholders whose shares are held in custody with Banco Real must present themselves at any branch of that institution to receive the amounts to which they may be entitled;

(b) The amounts to be paid to shareholders whose shares are held in custody with the BM&FBOVESPA will be credited directly to BM&FBOVESPA, which will deliver the proceeds to the shareholders through the applicable custody agents; and

(c) For those shareholders whose shares are blocked or whose records are not up-to-date, the amounts to which they may be entitled will be retained by Vivo Part and will be available for payment to those shareholders, which payment will be made upon presentation of the proper documents evidencing the

2

unblocking of their shares and/or their identities, as the case may be, at any agency of Banco Real, the depositary institution for book-entry shares issued by Vivo Part.

São Paulo, September 30, 2009

Cristiane Barretto Sales
Director of Investor Relations
Vivo Participações S.A.

www.vivo.com.br/ir

For more information, contact:
Investor Relations Department and M&A
Tel.:  +55 11 7420-1172
Email:  ir@vivo.com.br

Notice:  This Notice to the Market does not apply to holders of American Depositary Receipts (ADRs) or American Depositary Shares (ADSs) but applies to the sale of shares in the Brazilian market relating to fractional shares resulting from the application of the exchange ratio for the Corporate Restructuring.  Investors in ADSs of Vivo Part and former investors in ADSs of Telemig Celular Participações S.A. (“TCP”) are urged to read the Prospectus (which also serves as an information statement for holders of ADSs and U.S. holders of shares of Vivo Part or TCP), which was filed with the SEC as part of a Registration Statement on Form F-4, as amended, of Vivo Part and TCP. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by Vivo Part and TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from Vivo Part.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

Date:	September 30, 2009	By:	/s/ Cristiane Barretto Sales
			Name:	Cristiane Barretto Sales
			Title:	Investor Relations Officer